YA ZHU SILK, INC.
112 North Curry Street
Carson City, Nevada  89703
USA
Telephone No.: (+86) 755-8668-1130

June 1st, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re: Ya Zhu Silk, Inc. (the “Company”) Form 8-K Filed February 27, 2012, as amended March 7, 2012 File No. 333-155486

We write in response to your letter dated March 28, 2012 with respect to the above-noted filing of the Company. We are continuing to prepare a response to the comments you have provided. The Company is also working on the additional comments raised during the conference call on May 8, 2012. The Company anticipates hiring a consultant to help the Company provide a detailed response to these new comments. We now expect to provide a complete response to all comments, including the comments raised during the conference call on May 8, 2012, by no later than June 8, 2012.

Should you have any questions, please do not hesitate to contact our President, Fenrui Yue, at (+86) 755-8668-1130.

Yours truly,

YA ZHU SILK, INC.

 _____________________
Fengrui Yue
President